Exhibit 12.1

Computation of Ratio of Earnings To Fixed Charges

	Successor Company		Predecessor Company
	Year Ended December 31,	Period from March 15 to December 31,	Period from January 1 to March 14,	Years Ended December 31,
	2005	2004	2004	2003	2002	2001
Net income (loss) before taxes	$(433)	$(16,814)	$(12,453)	$17,971	$15,244	$13,032
Fixed Charges:
Interest Expense	18,741	13,597	2,513	13,119	12,402	13,015
Interest Factor of Operating Rents	356	271	70	334	290	316
Total Fixed Charges	$19,097	$13,868	$2,583	$13,453	$12,692	$13,331
Adjusted Earnings	$18,664	$(2,946)	$(9,870)	$31,424	$27,936	$26,363
Ratio of Earnings to Fixed Charges	1.0	(a )	(a )	2.3	2.2	2.0

(a)           Earnings in 2004 were insufficient to cover fixed costs.